CUSIP NO. 00972D105	13D	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Akebia Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00972D105

(CUSIP Number)

Andrew Jensen

Kearny Venture Partners

88 Kearny Street, Suite 1800

San Francisco, CA 94108

(415) 875-7777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5254

March 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00972D105	13D	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kearny Venture Partners, L.P. (“KVP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,093,560 shares, except that Kearny Venture Associates, L.L.C. (“KVA”), the general partner of KVP, may be deemed to have sole voting power, and Caley Castelein (“Castelein”), Richard Spalding (“Spalding”) and James Shapiro (“Shapiro”), the managing members of KVA, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,093,560 shares, except that KVA, the general partner of KVP, may be deemed to have sole dispositive power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 00972D105	13D	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPE”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

22,305 shares, except that KVA, the general partner of KVPE, may be deemed to have sole voting power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

22,305 shares, except that KVA, the general partner of KVPE, may be deemed to have sole dispositive power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 00972D105	13D	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

444,704 shares, except that Thomas Weisel Healthcare Venture Partners LLC (“TWP GP”), the general partner of TWHVP, may be deemed to have sole voting power. Spalding and Shapiro are on the investment committee of TWP GP, and may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

444,704 shares, except that TWP GP, the general partner of TWHVP, may be deemed to have sole dispositive power. Spalding and Shapiro are on the investment committee of TWP GP, and may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 00972D105	13D	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kearny Venture Associates, L.L.C. (“KVA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,115,865 shares, of which 1,093,560 are owned directly by KVP and 22,305 are owned directly by KVPE. KVA, the general partner of KVP and KVPE, may be deemed to have sole power to vote these shares. Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,115,865 shares, of which 1,093,560 are owned directly by KVP and 22,305 are owned directly by KVPE. KVA, the general partner of KVP and KVPE, may be deemed to have sole power to dispose of these shares. Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 00972D105	13D	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Caley Castelein (“Castelein”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,115,865 shares, of which 1,093,560 are owned directly by KVP and 22,305 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of both KVP and KVPE. Castelein may be deemed to have shared power to vote the shares held directly by KVP and KVPE.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,115,865 shares, of which 1,093,560 are owned directly by KVP and 22,305 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of both KVP and KVPE. Castelein may be deemed to have shared power to dispose of the shares held directly by KVP and KVPE.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 00972D105	13D	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Spalding (“Spalding”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,560,569 shares, of which 1,093,560 are owned directly by KVP, 22,305 are owned directly by KVPE and 444,704 are owned directly by TWHVP. Spalding is (a) a managing member of KVA, which is the general partner of both KVP and KVPE and (b) on the investment committee of TWP GP, which is the general partner of TWHVP. Spalding may be deemed to have shared power to vote the shares held directly by KVP, KVPE and TWHVP.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,560,569 shares, of which 1,093,560 are owned directly by KVP, 22,305 are owned directly by KVPE and 444,704 are owned directly by TWHVP. Spalding is (a) a managing member of KVA, which is the general partner of both KVP and KVPE and (b) on the investment committee of TWP GP, which is the general partner of TWHVP. Spalding may be deemed to have shared power to dispose of the shares held directly by KVP, KVPE and TWHVP.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 00972D105	13D	Page 8 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Shapiro (“Shapiro”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,560,569 shares, of which 1,093,560 are owned directly by KVP, 22,305 are owned directly by KVPE and 444,704 are owned directly by TWHVP. Shapiro is (a) a managing member of KVA, which is the general partner of both KVP and KVPE and (b) on the investment committee of TWP GP, which is the general partner of TWHVP. Shapiro may be deemed to have shared power to vote the shares held directly by KVP, KVPE and TWHVP.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,560,569 shares, of which 1,093,560 are owned directly by KVP, 22,305 are owned directly by KVPE and 444,704 are owned directly by TWHVP. Shapiro is (a) a managing member of KVA, which is the general partner of both KVP and KVPE and (b) on the investment committee of TWP GP, which is the general partner of TWHVP. Shapiro may be deemed to have shared power to dispose of the shares held directly by KVP, KVPE and TWHVP.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 00972D105	13D	Page 9 of 13

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.00001 per share (“Common Stock”), of Akebia Therapeutics, Inc., a Delaware corporation (“Issuer”).

ITEM 1. SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 245 First Street, Suite 1100, Cambridge, MA 02142.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are Kearny Venture Partners, L.P., a Delaware limited partnership (“KVP”), Kearny Venture Partners Entrepreneurs’ Fund, L.P., a Delaware limited partnership (“KVPE”), Thomas Weisel Healthcare Venture Partners, L.P., a Delaware limited partnership (“TWHVP”), Kearny Venture Associates, L.L.C., a Delaware limited liability company (“KVA”), Caley Castelein (“Castelein”), Richard Spalding (“Spalding”) and James Shapiro (“Shapiro” and collectively with KVP, KVPE, TWHVP, KVA, Castelein and Spalding, the “Reporting Persons”). KVA is the general partner of KVP and KVPE. Castelein, Spalding and Shapiro are the managing members of KVA. Spalding and Shapiro are on the investment committee of Thomas Weisel Healthcare Venture Partners LLC (“TWP GP”), the general partner of TWHVP.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Kearny Venture Partners, 88 Kearny Street, Suite 1800, San Francisco, California 94108.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of KVP, KVPE and TWHVP is to make investments in private and public companies. The principal business of KVA is to serve as the general partner of KVP and KVPE. Castelein, Spalding and Shapiro are the managing members of KVA. Spalding and Shapiro are on the investment committee of TWP GP, the general partner of TWHVP.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KVP, KVPE and TWHVP are each Delaware limited partnerships. KVA is a Delaware limited liability company. Castelein, Spalding and Shapiro are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In January 2008, May 2009, July 2009 and June 2010, each of KVP, KVPE and TWHVP acquired from the Issuer an aggregate of 455,160 shares of Series A Preferred Stock for a purchase price of $8.00 per share, $4.80 per share, $8.00 per share and $8.00 per share, respectively, or $3,413,969 in the aggregate.

In April 2011 and December 2011, each of KVP, KVPE and TWHVP acquired from the Issuer an aggregate of 154,837 shares of Series B Preferred Stock for a purchase price of $8.00 per share, or $1,238,693 in the aggregate.

In July 2012 and March 2013, each of KVP, KVPE and TWHVP acquired from the Issuer an aggregate of 449,004 shares of Series X Preferred Stock for a purchase price of $1.00 per share, or $449,004 in the aggregate. In May 2013, the Issuer exchanged each outstanding share of its Series X Preferred Stock for shares of its Series C Preferred Stock at an exchange rate of 0.07143 shares of Series C Preferred Stock for every share of Series X Preferred Stock. The share and per share amounts set forth in this paragraph do not reflect the stock splits and the conversion discussed below.

CUSIP NO. 00972D105	13D	Page 10 of 13

In May 2013, each of KVP, KVPE and TWHVP acquired from the Issuer an aggregate of 669,938 shares of Series C Preferred Stock for a purchase price of $7.46 per share, or $5,000,002 in the aggregate.

On March 20, 2014, in connection with the Issuer’s initial public offering, each of KVP and KVPE purchased an aggregate of 220,466 shares of Common Stock for a purchase price of $17.00 per share, or $3,747,922 in the aggregate.

The Issuer effected a 1-for-100 reverse stock split of its Common Stock on May 10, 2013, and a 1.75-for-1 forward stock split of its Common Stock on March 6, 2014. In addition, in connection with the Issuer’s initial public offering, each outstanding share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock automatically converted into Common Stock. In connection with such conversion, the Series A Preferred Stock and Series C Preferred Stock converted into Common Stock at a ratio of 2.857-for-1 and 1.072-for-1, respectively. Accordingly, unless otherwise noted above, all share and per share amounts have been adjusted to reflect theses stock splits and the conversion.

The source of the funds for all purchases by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons expect to evaluate the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Issuer that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Third Amended and Restated Investors’ Rights Agreement by and among the Issuer, KVP, KVPE, TWHVP and certain other parties thereto, dated as of May 10, 2013.

Anupam Dalal is a director of the Issuer and was nominated by one or more Reporting Persons. Mr. Dalal is an employee of Kearny Venture Capital, L.L.C.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 19,383,089 shares of Common Stock outstanding as of March 25, 2014.

CUSIP NO. 00972D105	13D	Page 11 of 13

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of KVP, KVPE and TWHVP, the general partners and limited partners of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with the purchase of the Issuer’s preferred stock, each of KVP, KVPE, TWHVP and certain other investors entered into a Third Amended and Restated Investors’ Rights Agreement dated May 10, 2013, as amended, entitling such parties to the registration of their shares, including demand registration rights, Form S-3 registration rights, deferral of registration, and piggyback registration. The Third Amended and Restated Investors’ Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Issuer’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Third Amended and Restated Investors’ Rights Agreement, a copy of which is filed as Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 14, 2014 (the “S-1”) and is incorporated herein by reference.

Mr. Dalal, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.1 to the S-1/A filed with the Securities and Exchange Commission on March 4, 2014 (the “S-1/A”) and is incorporated herein by reference.

In connection with the Issuer’s initial public offering, Reporting Persons, together with other existing stockholders and executive officers and directors of the Issuer, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Issuer’s Common Stock or securities convertible into or exercisable or exchangeable for the Issuer’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Issuer. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the S-1/A and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Issuer’s S-1/A).
EXHIBIT 4.4	Third Amended and Restated Investors’ Rights Agreement, dated as of May 10, 2013, among the Issuer and the Investors (incorporated by reference to Exhibit 4.4 of the Issuer’s S-1).
EXHIBIT 10.1	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.1 of the Issuer’s S-1/A).

CUSIP NO. 00972D105	13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014	KEARNY VENTURE PARTNERS, L.P.

KEARNY VENTURE PARTNERS ENTREPRENEURS’ FUND, L.P.

By:	Kearny Venture Associates, L.L.C., Its General Partner

By:	/s/ James Shapiro Managing Member

THOMAS WEISEL HEALTHCARE VENTURE PARTNERS, L.P.

By:	Thomas Weisel Healthcare Venture Partners LLC Its General Partner

By:	Thomas Weisel Capital Management LLC Its Managing Member

By:	/s/ Michael C. Chien Michael C. Chien

CALEY CASTELEIN

By:	/s/ Caley Castelein
Caley Castelein

RICHARD SPALDING

By:	/s/ Richard Spalding
Richard Spalding

JAMES SHAPIRO

By:	/s/ James Shapiro
James Shapiro

CUSIP NO. 00972D105	13D	Page 13 of 13

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Akebia Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: March 28, 2014	KEARNY VENTURE PARTNERS, L.P.

KEARNY VENTURE PARTNERS ENTREPRENEURS’ FUND, L.P.

By:	Kearny Venture Associates, L.L.C., Its General Partner

By:	/s/ James Shapiro Managing Member

THOMAS WEISEL HEALTHCARE VENTURE PARTNERS, L.P.

By:	Thomas Weisel Healthcare Venture Partners LLC Its General Partner

By:	Thomas Weisel Capital Management LLC Its Managing Member

By:	/s/ Michael C. Chien Michael C. Chien

CALEY CASTELEIN

By:	/s/ Caley Castelein
Caley Castelein

RICHARD SPALDING

By:	/s/ Richard Spalding
Richard Spalding

JAMES SHAPIRO

By:	/s/ James Shapiro
James Shapiro